Filed by CBS Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: CBS Corporation

Commission File No.: 001-09553

Date: October 20, 2017

CBS 401(k) Plan

“Blackout Period” Notice Provided Under ERISA

As part of the exchange offer (the “Offer”) process, it is necessary to have a system and administrative maintenance period within the CBS 401(k) Plan (the “Plan”) so that the necessary procedures may be conducted on participant accounts under the Plan. This period is known as the “Blackout Period” and will affect those who choose to participate as described in this notice.

If you instruct Fidelity Management Trust Company (the “Trustee”) to tender all or a percentage of your proportional interest in the CBS Class B Company Stock Fund (the “Class B Stock Fund”) or conditionally convert your proportional interest in the CBS Class A Company Stock Fund (the “Class A Stock Fund,” and together with the Class B Stock Fund, the “Funds”) in order to tender such interest, then as of 1:00 p.m., New York City time, on November 10, 2017, transactions involving the Fund or Funds (as applicable) will be prohibited until all processing related to the Offer has been completed (including any extension of the Offer), unless the Offer is terminated. This Blackout Period will end as soon as practicable after the expiration of the Offer (including any extension), but may not occur until approximately ten (10) business days after expiration (i.e., during the week of December 3, 2017). Once the Blackout Period ends, an announcement will be posted to the Plan’s website, which you can access on the Fidelity NetBenefits® site through the “Your Savings Plan” link in the “Help Yourself” section on the CBS & YOU Portal homepage at www.cbsandyou.com or directly at www.netbenefits.com by registering for the site and choosing the “View Summary” link at the top of the NetBenefits® homepage. Any proportional interests exchanged pursuant to the terms, and subject to the conditions, of the Offer will be reflected in your Plan account as a transfer from the applicable Fund(s) into a new Entercom Company Stock Fund to be formed under the Plan.

Contributions credited to your account after 1:00 p.m., New York City time, on November 10, 2017 to investment funds under the Plan that are open for new investments will be invested as usual, based on your investment directions in effect at the time of your contribution. During the Blackout Period, you may still transfer assets between investment options that are not subject to the Blackout Period via the Internet or by telephone. However, please note that certain transactions (including your ability to request a loan, an in-service withdrawal or a full or partial distribution) involving the Funds for which you have instructed the Trustee to tender all or a percentage of your interest remain prohibited until the Blackout Period ends.

You can call the Information Agent for the Offer, toll free at 1-866-741-9588 if you are within the United States (if you are outside the United States, you may reach the Information Agent at 1-781-575-2137). If you would like to speak with a live operator, please call the Information Agent between the hours of 9:00 a.m. and 11:00 p.m. Eastern Time, Monday through Friday. General information about the Offer can also be viewed on the Information Agent’s website for the Offer at www.cbscorpexchange.com.

For information about the Plan, you may visit the Plan’s website, which can be accessed on the Fidelity NetBenefits® site through the “Your Savings Plan” link in the “Help Yourself” section on the CBS & YOU Portal homepage at www.cbsandyou.com or directly at www.netbenefits.com by registering for the site and choosing the “View Summary” link at the top of the NetBenefits® homepage, or by calling the Fidelity Service Center toll free at 1-866-711-0353 between 8:30 a.m. and 8:30 p.m. Eastern Time, Monday through Friday (excluding most New York Stock Exchange holidays).

It is very important that you review and consider the appropriateness of your current investments beforehand, in light of your inability to direct or diversify the Class B Stock Fund during the Blackout Period if you elect to participate in the Offer. For your long-term retirement security, you should also give careful consideration to the importance of a well-balanced and diversified investment portfolio taking into account all of your assets, income, and investments. Whether or not you are planning retirement in the near future, we encourage you to carefully consider how this Blackout Period may affect your retirement planning as well as your overall financial plan. You should be aware that there is a risk to holding a substantial portion of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time than investments in diversified funds. Stocks that have wide price swings might have a large loss during the Blackout Period, and you would not be able to direct the sale of such stocks from your account during the Blackout Period.

A special note with respect to the “Blackout Period” Notice

Federal law generally requires that you be provided with notice of a Blackout Period, at least 30 days in advance of the last date on which you could exercise an affected right prior to the Blackout Period in order to consider the effect of the Blackout Period on your retirement and financial plans. Federal law also permits less than 30 days advance notice if circumstances warrant. You are receiving this notice less than 30 days in advance of the beginning of the Blackout Period in order to coincide with the public announcement of the Offer. The Offer was publicly announced October 19, 2017 and therefore October 19, 2017 is the earliest practicable date that the notice could be provided.

Closing of the Entercom Company Stock Fund

CBS intends to maintain the Entercom Company Stock Fund as an investment option under the Plan only for a brief period of time. The Entercom Company Stock Fund will be removed from the Plan’s investment lineup at 4:00 p.m., New York City time, on January 31, 2018. We are advising you of this change now so that you may consider this when deciding whether or not to instruct the Trustee to tender or conditionally convert and tender your proportional interest in either Fund and, if you choose to participate in the Offer, so that you are aware of your right to move your assets out of the Entercom Company Stock Fund into other available investment options offered under the Plan in advance of the scheduled closing date of the Entercom Company Stock Fund.

If after completion of the Offer your Plan account has any assets invested in the Entercom Company Stock Fund, you can transfer the assets to any other investment option before the fund closes at 4:00 p.m., New York City time, on January 31, 2018. If your Plan account has any assets invested in the Entercom Company Stock Fund at 4:00 p.m., New York City time, on January 31, 2018, your assets, together with the assets of all other investors in the fund, will be liquidated over a period of up to four (4) business days, beginning on February 1, 2018. This multi-day process is intended to reduce the price risk of trading all shares on one day. The aggregate proceeds will be allocated pro rata to your account and to the accounts of all other participants that had a remaining balance in the fund as of 4:00 p.m., New York City time, on January 31, 2018. During this liquidation period, your assets that had been invested in the fund will be temporarily restricted, or “frozen,” and certain Plan transactions prohibited (including loan requests, in-service withdrawals and full or partial distributions).

On February 7, 2018, or if earlier the first business day following the liquidation period, your share of the proceeds of the liquidation of the Entercom Company Stock Fund will be invested in the Plan’s qualified default investment alternative, which is the BlackRock LifePath Fund with the target date closest to the year you will reach age 65. At that time, the Blackout Period will end, and you will regain your ability to access and reallocate the transferred assets. An announcement will be posted to the Plan’s website, which you can access on the Fidelity NetBenefits® site through the “Your Savings Plan” link in the “Help Yourself” section on the CBS & YOU Portal homepage at www.cbsandyou.com or directly at www.netbenefits.com by registering for the site and choosing the “View Summary” link at the top of the NetBenefits® homepage, once the Blackout Period has ended.

Note: Investments in target date retirement funds are subject to the risks of their underlying investments. The year in the fund name refers to the approximate year (the target date) when an investor in the fund is expected to retire and leave the workforce. Over time, a target date retirement fund will gradually shift its emphasis from more aggressive investments to more conservative ones as the target date approaches. An investment in any of the BlackRock LifePath Funds is not guaranteed at any time, including on or after the target date.

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